Exhibit 99.2

1 February 26, 2025 Fourth Quarter & Full Year 2024 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincipartners . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 79 mm FRE 4Q’24 74 mm Adj. DE 4Q’24 0.15 Quarterly Dividend US$ 327 bn AUM¹ R$ + 16 % YoY + 38 % YoY + 377 % YoY 3.4 bn Capital subs. FY’24 R$ Fourth Quarter 2024 & Full Year 2024 Highlights R$ R$ Vinc i Compass secured R$1.4 billion in new commitments during the quarter , including the first closing of SPS IV Performance Related Earning s (PRE) recognized across several segments , totaling R$21.9 million in the FY’24 The final closing of VCP IV brought the total fund size to R$3.1 billion, making it the largest Private Equity vintage in Vinci Compass’ history Closings of Compass and Lacan acquisitions in the fourth quarter of 2024, reaching R$327 billion of AUM¹ as of December 31, 2024 See notes and definitions at end of document

4 Financial Highlights

5 ∆ YoY(%) FY’24 FY’23 ∆ YoY(%) 4Q'24 3Q'24 4Q'23 (R$ thousands, unless mentioned) 24% 487,532 393,367 70% 170,193 106,750 99,976 Net revenue from management fees 71% 68,134 39,799 112% 40,328 5,966 18,998 Net revenue from advisory fees N/A 7,925 - N/A 7,925 - - Other revenues 30% 563,591 433,166 84% 218,446 112,716 118,974 Total Fee Related Revenues 28% (38,027) (29,686) 100% (14,895) (8,239) (7,462) Segment personnel expenses 139% (48,756) (20,423) 343% (29,120) (6,614) (6,573) Other G&A expenses 831% (15,887) (1,706) 4,779% (14,393) (503) (295) Placement Fee Amortization and Rebates 50% (135,660) (90,625) 198% (64,006) (24,817) (21,499) Corporate center expenses 10% (92,753) (84,000) 20% (31,397) (19,228) (26,143) Bonus compensation related to management and advisory 40% (315,194) (224,733) 126% (139,418) (58,897) (61,677) Total Fee Related Expenses 19% 248,397 208,433 38% 79,028 53,819 57,297 FEE RELATED EARNINGS (FRE) 44.1% 48.1% 36.2% 47.7% 48.2% FRE Margin (%) 15% 4.42 3.86 16% 1.23 1.02 1.07 FRE per share¹ (R$/share) 75% 37,188 21,254 324% 27,412 1,890 6,468 Net revenue from performance fees 44% (15,349) (10,640) 202% (10,930) (907) (3,614) Performance based compensation 106% 21,840 10,614 478% 16,482 984 2,854 PERFORMANCE RELATED EARNINGS (PRE) 58.7% 49.9% 60.1% 52.1% 44.1% PRE Margin (%) 1,142% 12,937 1,042 807% 9,454 – 1,042 ( - ) Unrealized performance fees 214% (1,159) (369) N/A 74 – (369) (+) Unrealized performance compensation 32% 25,435 19,210 (8)% 4,111 4,539 4,451 (+) Realized GP investment income 29% 307,451 238,930 67% 109,150 59,342 65,275 SEGMENT DISTRIBUTABLE EARNINGS 48.7% 50.3% 42.1% 49.8% 49.9% Segment DE Margin (%) 19% 8,672 7,310 42% 2,636 2,272 1,858 (+) Depreciation and amortization (42)% 49,269 84,345 (53)% 10,308 15,178 22,046 (+) Realized financial income (15)% (8,295) (9,809) (9)% (2,072) (1,931) (2,267) ( - ) Leasing expenses 239% (63,809) (18,819) 368% (30,198) (6,858) (6,446) ( - ) Other items² 2,840% (56,562) (1,924) 1,970% (39,827) (3,728) (1,924) ( - ) Non - operational expenses³ (5)% (52,868) (55,828) (12)% (14,610) (10,899) (16,532) ( - ) Income taxes (excluding related to unrealized fees and income) (25)% 183,857 244,205 (43)% 35,386 53,377 62,010 DISTRIBUTABLE EARNINGS (DE) 27.0% 43.7% 13.1% 39.7% 40.5% DE Margin (%) (26)% 3.35 4.51 (52)% 0.55 1.01 1.15 DE per share (R$/share)⁴ 3284% 55,199 1,631 2,264% 38,560 3,727 1,631 (+) Non - operational expenses (including Income Tax effect) (3)% 239,056 245,836 16% 73,946 57,104 63,641 ADJUSTED DISTRIBUTABLE EARNINGS 5 35.1% 44.0% 27.4% 42.5% 41.6% Adjusted DE Margin (%) (6)% 4.26 4.54 (2)% 1.15 1.08 1.18 Adjusted DE per share 6 (R$/share) See notes and definitions at end of document Fourth Quarter & Full Year 2024 Segment Earnings

6 Total Assets Under Management and Advisory AUM 4Q’24 vs 3Q’24 vs. 4Q’23 ( R$bn ) • Total assets under management and advisory (AUM) of R$326.9 billion, up 377% year - over - year, mostly driven by the acquisition of Lacan and combination with Compass in the fourth quarter. • AUM also benefitted from organic fundraising in the quarter across Private Equity with the final closing of VCP IV, and the first closing of SPS IV in the Credit segment. • In the full year, total capital subscriptions totaled R$3.4 billion, coming mostly from VCP IV, Credit Infra, VICC and VSP funds. 26 24 255 7 9 29 15 16 17 10 11 14 11 10 12 69 70 327 4Q'23 3Q'24 4Q'24 Global IP&S Credit Private Equity Equities Real Assets + 377% + 364% 51% 28% 16% 5% Capital Subscriptions FY 2024 Credit Private Equity Global IP&S Real Assets R$3.4 billion

7 Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when i s h ighly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$11.0 million as of the end of the fourth quarter of 2024 booked as unrealized performance fees in the c ompany  s balance sheet. Accrued performance fees shown for Private Equity funds of R$377.3 million, Credit funds of R$ 36.1 million and Real A sse ts funds of R$ 23.5 million, as of the end of the fourth quarter of 2024, have not been booked as unrealized performance fees in the company  s balance sheet. Additional Capital Detail 86% 8% 6% • Total performance fee eligible AUM (PEAUM) of R$45.0 billion in the 4Q’24. • Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch - Up¹, Preferred Return² and Hurdle³. • Gross accrued performance fees of R$437.0 million in the 4Q’24, up 17% quarter - over - quarter. • The VCP strategy 4 in Private Equity accounted for R$377.3 million in accrued performance fees, or 86% of total accrued performance fees. Performance Eligible AUM R$437 mm 28% 20% 21% 13% 18% Private Equity Global IP&S Credit Real Assets Equities Gross Accrued Performance Fees R$45 bn

8 Fee Related Revenues Fee related revenues totaled R$218.4 million in the quarter, up 84% year - over - year, pushed by growth in management fees and higher advisory fees. Fee Related Revenues 4Q’24 vs. 4Q’23 ( R$mm ) Fee Related Revenues FY’24 vs. FY’23 ( R$mm ) Management fees totaled R$170 million, up 70% year - over - year, driven mostly by the contribution from the Compass and Lacan transactions closed in the quarter, combined with organic fundraising from the Private Equity (VCP IV) and Infra (VICC) strategies, including catch - up fees. Advisory fees include fees coming from the Corporate Advisory segment and one - time upfront fees charged for third - party distribution alternative commitments in Global IP&S. 100 170 19 40 8 119 218 4Q'23 4Q'24 Management fees Advisory fees Other revenues 393 488 40 68 8 433 564 FY'23 FY'24 Management fees Advisory fees Other revenues Other revenues comprise of brokerage fees in USA and Chile and fund services fees in Mexico. +84% +30%

9 22 10 4 4 26 14 4Q'23 4Q'24 Realized Financial Income Realized GP Investment Income 84 49 19 25 104 75 FY'23 FY'24 Realized Financial Income Realized GP Investment Income Realized GP Investment and Financial Income Realized Financial Income¹ of R$10.3 million in the 4Q’24, down 53% year - over - year. The quarter generated strong investment returns, although against a smaller investment portfolio, as cash was deployed into capital calls from closed - end funds and payments related to acquisitions. Realized GP Investment² and Financial income¹ 4Q'24 vs. 4Q’23 ( R$mm ) Realized GP Investment² and Financial income¹ FY’24 vs. FY’23 ( R$mm ) (28)% (46)% Realized GP Investment² income of R$25.4 million in the FY’24, an increase of 32% year - over - year, driven by the capital return from the FIP Infra Transmissão in the 2Q’24. Realized Financial Income¹ accounted for R$49.3 million over the FY’24, down 42% when compared to the FY’23. This decrease follows a reduced liquid portion of the portfolio, with the increase in capital calls across closed - end funds and payments related to acquisitions. See notes and definitions at end of document

10 Financial Metrics 4Q’24 overview Fee Related Earnings of R$79.0 million and R$1.23 on a per share basis • Growth driven by organic and inorganic factors, leading to stronger management and advisory fees • Highlights to Global IP&S' advisory fees and catch - up fees from VCP IV's final closing Performance Related Earnings of R$16.5 million and R$0.26 on a per share basis • Realized performance in Global IP&S, Credit and Real Assets segments , particularly in the funds Vinci Argentina and Fondo Inmobiliario from Peru Adjusted Distributable Earnings of R$73.9 million and R$1.15 on a per share basis • DE was impacted by negative R$16 million in the 4Q'24 following the FX Rate depreciation on Vinci’s net debt position in US Dollars. Without this effect, Adjusted DE would have been R$90.0 million or R$1.40 per share 57 79 4Q'23 4Q'24 Fee Related Earnings (FRE) ( R$mm ) +38% % FRE margin 36% 48% FRE per share 1.07 1.23 3 16 4Q'23 4Q'24 +478% Performance Related Earnings (PRE) ( R$mm ) 60% 44% PRE per share 0.05 0.26 % PRE margin 64 74 4Q'23 4Q'24 Adjusted Distributable Earnings (DE) ( R$mm ) +16% 27% 42% Adj. DE per share 1.18 1.15 % Adj. DE margin See notes and definitions at end of document

11 208 248 FY'23 FY'24 11 22 FY'23 FY'24 246 239 FY'23 FY'24 Financial Metrics Full year overview Performance Related Earnings (PRE) ( R$mm ) 59% 50% 0.14 0.36 Adjusted Distributable Earnings (DE) ( R$mm ) 35% 44% 4.54 4.26 +19% +106% (3)% Fee Related Earnings of R$248.4 million and R$4.42 on a per share basis • Stronger management and advisory fees in 2024, driven by a combination of organic fundraising and acquisitions of Compass, MAV and Lacan Performance Related Earnings of R$21.8 million and R$0.36 on a per share basis • Growth driven mainly by performance fees realized in 4Q’24 Adjusted Distributable Earnings of R$239.1 million and R$4.26 on a per share basis • DE decreased 3% in the full year due to the decline in financial income from our cash position, impacted by the acquisitions, deployment into GP investments and FX variation on Vinci’s net debt position in US Dollars % FRE margin FRE per share Fee Related Earnings (FRE) ( R$mm ) 44% 48% 3.86 4.42 PRE per share % PRE margin Adj. DE per share % Adj. DE margin See notes and definitions at end of document

12 As of December 31, 2024, Vinci Compass had called approximately 50% of the total GP capital commitments to proprietary funds. Balance Sheet Highlights & GP Commitments 4Q'24 3Q'24 (IN R$ MILLIONS, UNLESS MENTIONED) 223.3 534.4 Cash and cash equivalents¹ 1,297.0 1,132.1 Net Investments 626.3 570.0 Liquid funds² 670.8 562.1 GP Fund Investments³ (643.7) (563.9) Debt obligations 4 876.7 1,102.6 Net Cash and Investments 13.69 20.85 Net Cash and Net Investments per share⁵ (R$/share) Growth in Net Investments driven by the incorporation of Compass’ proprietary investments and the appreciation of GP Fund investments at fair value. 28% 21% 17% 13% 10% 4% 3% 3% Fair Value of Investments - GP Commitment R$ 670.8 mm 27% 19% 17% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion Cash and cash equivalents position decreased in the 4Q24 following the closing of the Compass and Lacan transactions, which included cash payments.

13 See notes and definitions at end of document Our GP Commitments are a long - term strong value creator Fair Value of Investments (R$ mm) GP Commitments Overview Per share R$10.47 R$10.52 Total Capital Committed R$1,373.1 million Total Capital Called R$690.8 million Fair Value of Investments R$670.8 million Accum . Capital Returned R$138.1 million As of 4Q’24, Vinci Compass had R$1,373 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate. Total capital called of R$690.8 million, representing 50.3% of the total capital committed to proprietary funds as of December 31, 2024. Vinci Compass had R$5.0 million in Realized GP Investment Income in the quarter, or R$0.08 per share, coming mostly from dividend distributions across our GP Commitments in REITs.

14 Segment Highlights

15 Financials by Segment Fee Related Earnings (FRE) FY ’24 by Segment Segment Distributable Earnings (DE) FY ’24 by Segment Fee Related Earnings (FRE) were R$248.4 million in the FY’24, with 38% of FRE coming from Private Equity, Real Assets accounting for 21%, with 12% coming from Global IP&S, followed by Credit with 10%, Equities also accounting for 10% and Corporate Advisory for 9%. Segment Distributable Earnings (DE) were R$307.5 million in FY’24, with 30% coming from Private Equity, followed by Real Assets with 28%, Global IP&S with 13%, Credit with 12%, Equities accounting for 9% and Corporate Advisory for 7%. R$307 mm R$248 mm 38% 21% 12% 11% 10% 9% 30% 28% 13% 10% 12% 7% Private Equity Real Assets Global IP&S Equities Credit Corporate Advisory

16 See notes and definitions at end of document TPD Liquid 48% TPD Alternative 32% Global Solutions 8% Separate Mandate 7% Brokerage 3% Commingled Fund 1% Other ³ 1% Global IP&S AUM Breakdown by Strategy Global Investment Products & Solutions (Global IP&S) R$255 bn AUM Fee related earnings (FRE) of R$14.1 million in the quarter, up 239% YoY, driven by management and advisory fees from third - party distribution (TPD¹) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of one - time upfront fees charged for TPD alternative commitments. PRE of R$10.0 million in the 4Q’24, reflecting a 902% increase year - over - year. This performance was recognized by Commingled funds and funds from TPD and Global Solutions. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 101,945 125% 43,857 18,982 19,468 Net revenue from management fees 19,045 224,753% 17,988 525 8 Net revenue from advisory fees 7,745 N.A 7,745 – – Other revenues 128,737 257% 69,590 19,508 19,476 Total Fee Related Revenues (10,798) 68% (4,036) (2,386) (2,397) Segment personnel expenses (14,867) 100% (6,330) (3,029) (3,157) Other G&A expenses (6,633) N/A (6,633) – – Placement Fee Amortization and Rebates (46,068) 660% (32,747) (4,363) (4,311) Corporate center expenses (21,397) 5% (5,729) (4,659) (5,445) Bonus compensation related to management and advisory (99,762) 262% (55,474) (14,437) (15,310) Total Fee Related Expenses 28,974 239% 14,116 5,071 4,166 FEE RELATED EARNINGS (FRE) 22.5% 20.3% 26.0% 21.4% FRE Margin (%) 15,006 634% 14,636 147 1,994 Net revenue from performance fees 15,006 634% 14,636 147 1,994 Realized performance fees – N/A – – – Unrealized performance fees (4,838) 365% (4,619) (108) (994) Performance based compensation 10,169 902% 10,017 40 1,000 PERFORMANCE RELATED EARNINGS (PRE) 67.8% 68.4% 27.2% 50.2% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 493 (94)% 9 257 160 (+) Realized GP investment income 39,637 353% 24,142 5,368 5,326 SEGMENT DISTRIBUTABLE EARNINGS 27.5% 28.7% 27.0% 24.6% Segment DE Margin (%) 254,840 909% 254,840 24,043 25,255 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.33% 0.29% 0.34% 0.34% AVERAGE MANAGEMENT FEE RATE (%) 170,976 577% 170,976 24,043 25,255 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX - UPFRONTS² 0.35% 0.33% 0.34% 0.34% AVERAGE MANAGEMENT FEE RATE (%) EX - UPFRONTS Total AUM reached R$ 255.4 billion, representing a 901% year - over - year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio, along with positive FX variations.

17 Credit R$29 bn AUM Fee related earnings (FRE) in the 4Q’24 posted a 30% increase year - over - year, fueled by organic and inorganic growth in management and advisory fees. Organically, the platform benefited from higher management fees in SPS III and Credit Infra, driven by strong deployment activity. Performance related earnings (PRE) of R$ 3.1 million in the 4Q’24, a 106% increase year - over - year, driven by strong returns from Brazilian Private Credit funds. Total AUM of R$29.2 billion in the quarter, up 296% year - over - year. In the FY’24 we had a strong organic fundraising activity, securing R$1.7 billion in new commitments with the first closing of SPS IV and the continued success of fundraising for Vinci Credit Infra that enabled the fund to reach R$ 1.8 billion in capital commitments. Local Currency 39% Hard Currency 24% Opportunistic Capital Solutions 11% Real Estate & Infrastructure Credit 11% Confirming & Structured Credit 9% Diversified Direct Lending 4% Agribusiness 2% Credit AUM Breakdown by Strategy FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 83,489 199% 38,923 16,900 13,032 Net revenue from management fees 305 N.A 25 – – Net revenue from advisory fees – N.A – – – Other revenues 83,792 199% 38,947 16,900 13,032 Total Fee Related Revenues (9,494) 287% (4,970) (1,851) (1,285) Segment personnel expenses (5,103) 589% (2,790) (861) (405) Other G&A expenses (5,616) N/A (5,616) – – Placement Fee Amortization and Rebates (23,324) 357% (13,147) (3,840) (2,874) Corporate center expenses (14,430) 78% (5,285) (3,600) (2,968) Bonus compensation related to management and advisory (57,967) 322% (31,808) (10,152) (7,532) Total Fee Related Expenses 25,826 30% 7,139 6,748 5,500 FEE RELATED EARNINGS (FRE) 30.8% 18.3% 39.9% 42.2% FRE Margin (%) 8,403 83% 4,980 11 2,721 Net revenue from performance fees 8,403 83% 4,980 11 2,721 Realized performance fees – N/A – – – Unrealized performance fees (3,365) 53% (1,848) (5) (1,204) Performance based compensation 5,040 106% 3,132 6 1,517 PERFORMANCE RELATED EARNINGS (PRE) 60.0% 62.9% 54.5% 55.8% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 7,177 1% 1,548 1,647 1,528 (+) Realized GP investment income 38,044 38% 11,819 8,402 8,546 SEGMENT DISTRIBUTABLE EARNINGS 38.3% 26.0% 45.3% 49.5% Segment DE Margin (%) 28,759 290% 28,759 8,866 7,371 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.87% 0.80% 0.84% 0.75% AVERAGE MANAGEMENT FEE RATE (%)

18 Private Equity R$17 bn AUM Total AUM of R$17 billion, up 15% year - over - year. VCP III 53% VCP IV 19% VCP II 18% VIR IV 6% Other 4% Private Equity AUM by Flagship Fee Related Earnings (FRE) reached R$ 29.2 million in the quarter, representing a 54% year - over - year growth. This result was driven by strong fundraising in VCP IV over the past couple of years, combined with catch - up fees from the final closing that occurred this quarter. The final closing of the fourth vintage of VCP flagship happened during the 4Q’24, with the fund reaching the milestone of becoming the largest Private Equity fund in Vinci Compass’ history, totaling R$ 3.1 billion in commitments. It also became the vintage with the largest share of Brazilian institutional investors. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 146,647 41% 45,711 31,172 32,386 Net revenue from management fees – N.A – – – Net revenue from advisory fees – N.A – – – Other revenues 146,647 41% 45,711 31,172 32,386 Total Fee Related Revenues (4,493) 17% (1,194) (1,153) (1,017) Segment personnel expenses (3,222) 33% (873) (633) (654) Other G&A expenses (1,870) 223% (952) (311) (295) Placement Fee Amortization and Rebates (25,632) 10% (6,645) (6,653) (6,056) Corporate center expenses (18,010) 26% (6,884) (3,449) (5,448) Bonus compensation related to management and advisory (53,227) 23% (16,547) (12,199) (13,469) Total Fee Related Expenses 93,421 54% 29,164 18,973 18,917 FEE RELATED EARNINGS (FRE) 63.7% 63.8% 60.9% 58.4% FRE Margin (%) – N/A – – – Net revenue from performance fees – N/A – – – Realized performance fees – N/A – – – Unrealized performance fees – N/A – – – Performance based compensation – N.A – – – PERFORMANCE RELATED EARNINGS (PRE) N.A N.A N.A N.A PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 31 N/A – 31 – (+) Realized GP investment income 93,452 54% 29,164 19,004 18,917 SEGMENT DISTRIBUTABLE EARNINGS 63.7% 63.8% 60.9% 58.4% Segment DE Margin (%) 13,471 18% 13,471 12,690 11,392 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.27% 1.47% 1.07% 1.25% AVERAGE MANAGEMENT FEE RATE (%)

19 Equities Total AUM of R$14 billion, up 38% year - over - year. Brazil 69% Chile 14% Mexico 8% LatAm 4% Argentina 5% Equities' AUM Breakdown by Strategy R$14 bn AUM Fee Related Earnings (FRE) of R$4.0 million in the 4Q’24. While we saw an increase in Fee Related Revenues from inorganic growth, the equities segment experienced a decline in AUM in Brazil this quarter due to volatility in the Brazilian stock market, resulting in lower management fees. Additionally, total Fee Related Expenses rose following the integration of the Compass regional Equities business. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 58,268 14% 16,150 14,392 14,145 Net revenue from management fees 948 N.A 948 – – Net revenue from advisory fees – N.A – – – Other revenues 59,216 21% 17,098 14,392 14,145 Total Fee Related Revenues (4,138) 91% (1,671) (744) (875) Segment personnel expenses (3,199) 501% (1,892) (488) (315) Other G&A expenses (998) N/A (998) – – Placement Fee Amortization and Rebates (15,132) 95% (5,600) (3,260) (2,878) Corporate center expenses (9,433) 69% (3,040) (2,122) (1,798) Bonus compensation related to management and advisory (32,900) 125% (13,201) (6,615) (5,866) Total Fee Related Expenses 26,317 (53)% 3,898 7,777 8,279 FEE RELATED EARNINGS (FRE) 44.4% 22.8% 54.0% 58.5% FRE Margin (%) 5,667 (100)% 1 1,730 2,491 Net revenue from performance fees 5,667 (100)% 1 1,730 2,491 Realized performance fees – N/A – – – Unrealized performance fees (2,544) N/A 0 (794) (1,651) Performance based compensation 3,121 (100)% 1 936 840 PERFORMANCE RELATED EARNINGS (PRE) 55.1% 174.5% 54.1% 33.7% PRE Margin (%) – N/A – – – ( - ) Unrealized performance fees – N/A – – – (+) Unrealized performance compensation 29,437 (57)% 3,898 8,713 9,119 SEGMENT DISTRIBUTABLE EARNINGS 45.4% 22.8% 54.0% 54.8% Segment DE Margin (%) 13,843 38% 13,843 10,823 10,005 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.63% 0.61% 0.61% 0.65% AVERAGE MANAGEMENT FEE RATE (%)

20 Real Assets Total AUM of R$12 billion, up 6% year - over - year. Real Estate 52% Infrastructure 33% Forestry 15% Real Assets' AUM Breakdown by Strategy R$12 bn AUM Fee Related Earnings (FRE) of R$12.9 million in the 4Q’24, reflecting a 16% increase year - over - year. Organic growth was driven by the launch of FDIRS and additional commitments for VICC. In terms of inorganic growth, FRE was positively impacted by Lacan and Real Estate funds from Compass in Uruguay and Peru. FY’24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) 97,183 22% 25,552 25,304 20,946 Net revenue from management fees 4,939 20% 1,976 492 1,648 Net revenue from advisory fees 180 N.A 180 – – Other revenues 102,302 23% 27,709 25,795 22,593 Total Fee Related Revenues (6,738) 84% (2,421) (1,504) (1,314) Segment personnel expenses (5,836) 166% (2,732) (1,024) (1,027) Other G&A expenses (768) N/A (192) (192) – Placement Fee Amortization and Rebates (21,102) 17% (5,049) (5,460) (4,304) Corporate center expenses (15,932) (9)% (4,460) (3,708) (4,884) Bonus compensation related to management and advisory (50,378) 29% (14,855) (11,887) (11,529) Total Fee Related Expenses 51,923 16% 12,854 13,908 11,064 FEE RELATED EARNINGS (FRE) 50.8% 46.4% 53.9% 49.0% FRE Margin (%) 8,111 N/A 7,794 2 (738) Net revenue from performance fees 21,048 5,574% 17,248 2 304 Realized performance fees (12,936) 807% (9,453) – (1,042) Unrealized performance fees (4,602) N/A (4,463) – 234 Performance based compensation 3,509 N/A 3,331 2 (504) PERFORMANCE RELATED EARNINGS (PRE) 43.3% 42.7% 100.0% 68.3% PRE Margin (%) 12,937 807% 9,454 – 1,042 ( - ) Unrealized performance fees (1,159) N/A 74 – (369) (+) Unrealized performance compensation 17,734 (8)% 2,554 2,604 2,763 (+) Realized GP investment income 84,943 102% 28,268 16,513 13,996 SEGMENT DISTRIBUTABLE EARNINGS 60.2% 59.5% 58.1% 54.5% Segment DE Margin (%) 11,702 4% 11,702 10,294 11,230 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.96% 1.01% 1.03% 0.88% AVERAGE MANAGEMENT FEE RATE (%)

21 Corporate Advisory Net revenue from advisory fees of R$19.4 million in the quarter, an increase of 12% compared to 4Q’23, due to a pickup in deal activity in the fourth quarter 2024. FRE was R$11.9 million in the 4Q’24 and R$21.9 million in the FY’24, posting a double - digit growth both on a year - over - year and quarter - over - quarter basis. FY'24 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ THOUSANDS, UNLESS MENTIONED) – N.A – – – Net revenue from management fees 42,896 12% 19,390 4,949 17,343 Net revenue from advisory fees – N.A – – – Other revenues 42,896 12% 19,390 4,949 17,343 Total Fee Related Revenues (2,367) 5% (604) (601) (574) Segment personnel expenses (641) (85)% (111) (75) (723) Other G&A expenses – N.A – – – Placement Fee Amortization and Rebates (4,401) (24)% (818) (1,241) (1,075) Corporate center expenses (13,550) 7% (5,999) (1,690) (5,598) Bonus compensation related to management and advisory (20,959) (5)% (7,532) (3,607) (7,970) Total Fee Related Expenses 21,937 27% 11,858 1,342 9,373 FEE RELATED EARNINGS (FRE) 51.1% 61.2% 27.1% 54.0% FRE Margin (%) 21,937 27% 11,858 1,342 9,373 SEGMENT DISTRIBUTABLE EARNINGS 51.1% 61.2% 27.1% 54.0% Segment DE Margin (%)

22 Supplement Details

23 Fee - Earning Assets Under Management (FEAUM) R$ millions AUM and Fee - Earning AUM Rollforward Assets Under Management (AUM) R$ millions For the Three Months Ended December 31, 2024 For the Three Months Ended December 31, 2024 For the Twelve Months Ended December 31, 2024 For the Twelve Months Ended December 31, 2024 Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 68,525 10,992 10,055 14,593 7,371 25,514 Beginning balance 1,993 (442) – 778 1,117 540 (+/ - ) Capital Subscription / (capital return) 3,383 179 – 935 1,721 548 (+) Capital Subscription (1,390) (621) – (157) (604) (8) ( - ) Capital Return 241,687 2,006 4,355 – 19,320 216,007 (+) Acquisitions (5,355) 114 263 – (457) (5,276) (+/ - ) Net Inflow / (outflow) 18,493 228 312 615 1,347 15,990 (+/ - ) FX Variation 1,618 (1,196) (1,103) 774 516 2,628 (+/ - ) Appreciation / (depreciation) 326,961 11,702 13,883 16,760 29,213 255,403 Ending balance Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 70,395 10,338 10,856 15,803 9,067 24,330 Beginning balance 1,058 (118) – 356 820 – (+/ - ) Capital Subscription / (capital return) 1,356 6 – 393 956 – (+) Capital Subscription (297.4) (125) – (36) (136) – ( - ) Capital Return 241,147 2,006 4,355 – 18,780 216,007 (+) Acquisitions (3,047) (14) (280) – (742) (2,011) (+/ - ) Net Inflow / (outflow) 17,909 135 312 343 1,347 15,772 (+/ - ) FX Variation (501) (644) (1,361) 258 (60) 1,305 (+/ - ) Appreciation / (depreciation) 326,961 11,702 13,883 16,760 29,213 255,403 Ending balance Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 66,717 10,294 10,823 12,690 8,866 24,043 Beginning balance 1,057 (118) – 356 823 (4) (+/ - ) Capital Subscription / (capital return) 1,356 6 – 393 956 – (+) Capital Subscription (299) (125) – (36) (134) (4) ( - ) Capital Return 240,138 2,006 4,316 – 18,340 215,477 (+) Acquisitions (3,028) (14) (278) – (727) (2,009) (+/ - ) Net Inflow / (outflow) 17,836 135 310 343 1,315 15,733 (+/ - ) FX Variation (1,322) (736) (1,356) 82 (77) 764 (+/ - ) Appreciation / (depreciation) 321,397 11,567 13,815 13,471 28,540 254,004 Ending balance Total Real Assets Equities Private Equity Credit Global IP&S In R$ millions 64,977 10,943 10,005 11,392 7,371 25,266 Beginning balance 1,845 (428) – 786 951 536 (+/ - ) Capital Subscription / (capital return) 3,215 179 – 935 1,553 548 (+) Capital Subscription (1,370) (607) – (149) (602) (12) ( - ) Capital Return 240,657 2,006 4,316 – 18,859 215,477 (+) Acquisitions (5,348) 114 265 – (442) (5,285) (+/ - ) Net Inflow / (outflow) 18,420 228 310 615 1,315 15,951 (+/ - ) FX Variation 845 (1,297) (1,081) 678 486 2,059 (+/ - ) Appreciation / (depreciation) 321,397 11,567 13,815 13,471 28,540 254,004 Ending balance

24 Investment records – Credit and Equities Funds Index Rate Market Comparison 24 M 12 M YTD 4Q'24 NAV¹ (R$ millions) Segment Fund IPCA 4 + Yield IMA - B 5 IPCA 4 + Yield IMA - B 5 12.2% (11.5)% (11.5)% (10.1)% 228.6 Equities Vinci Total Return 2 IBOV 6 IBOV 6 6.5% (14.2)% (14.2)% (12.2)% 797.3 Equities Mosaico Strategy 3 IBOV 6 IBOV 6 7.9% (10.7)% (10.7)% (8.9)% 338.4 Equities Vinci Gas Dividendos FIA - S&P/BMV IPC 7 9.2% (2.5)% (2.5)% (2.0)% 158.4 Equities Compass CRECE+ - S&P MERVAL 8 245.3% 166.3% 166.3% 50.6% 628.5 Equities Compass Crecimiento - - 12.6% 9.5% 9.5% 0.6% 1,082.2 Equities Compass Small Cap Chile IPCA 4 + 6% IPCA 4 18.8% 2.4% 2.4% (0.9)% 721.5 Credit Vinci Crédito Imobiliário II IPCA 4 + 6% IPCA 4 17.9% 3.5% 3.5% (1.1)% 538.1 Credit Vinci Energia Sustentável IPCA 4 + 5% CDI 9 20.3% 8.5% 8.5% 0.3% 321.6 Credit Vinci Crédito Multiestratégia - CEMBI Broad Div 10 7.6% 7.8% 7.9% (1.0)% 3,795.5 Credit Compass Latam Corporate Debt Fund - CEMBI Broad Div HY 11 10.1% 11.3% 11.3% 0.8% 1,848.6 Credit Compass Latam High Yield USD - PIP Cetes 28D 12 11.8% 11.8% 11.8% 2.7% 1,970.3 Credit Compass I+LIQG - CDI 9 12.4% 11.9% 12.0% 2.3% 764.0 Credit Compass Credit Selection CDI 9 CDI 9 13.9% 12.8% 12.9% 2.3% 1,868.8 Credit Compass Yield 30 - - 7.2% 10.5% 10.5% (0.2)% 417.2 Credit Compass Deuda Plus - CEMBI Broad Div 10 3.6% 3.6% 3.7% 0.4% 850.5 Credit Compass Renta Fija - B See notes and definitions at end of document 24 M 12 M YTD 4Q'24 Benchmark 23.5% 11.6% 11.6% 3.1% IPCA 4 + Yield IMA - B 5 9.6% (10.4)% (10.4)% (8.7)% IBOV 6 0.9% (10.9)% (11.0)% (4.7)% S&P/BMV IPC 7 252.9% 170.3% 172.5% 49.3% S&P MERVAL 8 25.3% 10.9% 10.9% 2.7% CDI 9 9.7% 4.8% 4.8% 1.5% IPCA 4 9.0% 8.7% 8.7% (1.1)% CEMBI Broad Div 10 11.3% 11.6% 11.6% (0.1)% CEMBI Broad Div HY 11 11.6% 11.4% 11.4% 2.5% PIP Cetes 28D 12

25 Investment records – Global IP&S and Real Assets Funds See notes and definitions at end of document Index Rate Market Comparison 24 M 12 M YTD 4Q'24 NAV¹ (R$ millions) Segment Fund CDI 4 CDI 4 22.3% 8.6% 8.6% 2.4% 143.0 Global IP&S Vinci Multiestratégia FIM CDI 4 CDI 4 19.1% 8.9% 8.9% 4.2% 229.4 Global IP&S Atlas Strategy 2 IMA - B 5 IMA - B 5 20.3% 7.6% 7.6% 2.4% 926.7 Global IP&S Vinci Valorem FIM - IPCA 6 19.8% 7.5% 7.5% 2.7% 1,229.0 Global IP&S Equilibrio Strategy 3 IMA - B 5 IMA - B 5 19.9% 7.0% 7.0% 2.3% 175.0 Global IP&S Vinci Retorno Real FIM IPCA 6 + 6% IFIX 7 11.3% (21.6)% (21.6)% (8.6)% 2,798.1 Real Assets (listed REIT) VISC11 IPCA 6 + 6% IFIX 7 (11.9)% (18.3)% (18.3)% (9.7)% 1,118.8 Real Assets (listed REIT) VILG11 IPCA 6 + 6% IFIX 7 (36.8)% (27.7)% (27.7)% 0.8% 404.9 Real Assets (listed REIT) VINO11 IFIX 7 IFIX 7 20.8% (17.5)% (17.5)% (8.9)% 54.4 Real Assets (listed REIT) VIFI11 IPCA 6 + 6% IFIX 7 (5.1)% (26.1)% (26.1)% (3.8)% 160.3 Real Assets (listed REIT) VIUR11 IPCA 6 + X 8 % IFIX 7 (1.2)% (19.4)% (19.4)% (14.8)% 117.9 Real Assets (listed REIT) VCRI11 CDI 4 + 1% IFIX 7 1.0% 1.2% 1.2% 0.5% 380.0 Real Assets (REIT) VICA11 IFIX 7 IFIX 7 - (1.2)% (1.2)% (2.4)% 53.7 Real Assets (REIT) VINCI FOF IMOBILIARIO FIM CP - - (47.8)% (62.5)% (58.6)% (49.4)% 252.9 Real Assets (listed REIT) VIGT11 24 M 12 M YTD 4Q'24 Benchmark 25.3% 10.9% 10.9% 2.7% CDI 4 19.0% 6.2% 6.2% 0.8% IMA - B 5 9.7% 4.8% 4.8% 1.5% IPCA 6 8.7% (5.9)% (5.9)% (5.7)% IFIX 7

26 See notes and definitions at end of document Investment records – Closed End funds Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Gross IRR Gross IRR Gross MOIC Gross MOIC Total Value Unrealized Realized or Partially Realized Invested Capital Committed Capital Vintage year Segment Fund (USD) (BRL) (USD) (BRL) (R$mm) (R$mm) (R$mm) (R$mm) ( R$mm ) 77.2% 71.5% 4.0x 4.3x 5,210 79 5,131 1,206 1,415 2004 Private Equity Fund 1 - 2.5% 6.0% 0.8x 1.6x 4,246 2,402 1,844 2,658 2,200 2011 Private Equity VCP II 24.0% 30.8% 2.1x 2.2x 5,412 5,347 65 2,347 4,000 2018 Private Equity VCP III – – 1.5x 1.5x 549 549 – 335 3,089 2022 Private Equity VCP IV 67.3% 61.4% 1.7x 2.3x 15,416 8,377 7,040 6,546 10,704 Private Equity VCP Strategy² 30.5% 22.0% 2.6x 2.1x 26 – 26 13 36 2003 Private Equity NE Empreendedor³ 11.0% 19.4% 1.5x 1.9x 258 163 95 135 240 2017 Private Equity Nordeste III 24.8% 24.4% 1.4x 1.5x 698 553 165 495 1,000 2020 Private Equity VIR IV 26.8% 21.5% 1.5x 1.6x 982 716 286 642 1,276 Private Equity VIR Strategy⁴ 18.3% 25.4% 2.0x 2.5x 347 54 293 191 128 2018 Credit SPS I 22.3% 23.5% 2.3x 2.4x 1,595 623 972 1,021 671 2020 Credit SPS II 18.4% 27.0% 2.5x 2.9x 1,509 1,374 134 1,108 1,071 2021 Credit SPS III 20.5% 24.8% 2.4x 2.7x 3,451 2,052 1,399 2,320 1,870 Credit SPS Strategy⁵ 17,7% 20,6% 0,7x 0,7x 112 – 112 165 165 2022 Credit MAV I 15,9% 17,1% 0,1x 0,1x 19 – 19 205 205 2023 Credit MAV II 17,4% 19,9% 0.3x 0.4x 131 – 131 370 370 Credit MAV Strategy⁶ 2.3% 11.9% 1.2x 2.3x 589 334 255 253 253 2012 Real Assets Lacan Florestal I 5.2% 13.1% 1.3x 2.0x 704 579 125 356 356 2016 Real Assets Lacan Florestal II 3.7% 14.1% 1.1x 1.3x 516 516 – 390 498 2020 Real Assets Lacan Florestal III - 25.5% - 4.6% 0.9x 1.0x 72 72 – 74 168 2023 Real Assets Lacan Florestal IV 3.4% 12.5% 1.2x 1.8x 1,881 1,501 380 1,073 1,275 Real Assets Lacan Strategy⁷ 41.4% 56.6% 2.7x 3.6x 376 87 289 104 211 2017 Real Assets FIP Transmissão ⁸ 13.6% 18.1% 1.3x 1.3x 470 470 – 350 386 2021 Real Assets VIAS⁹ 0.0% 0.0% – – – – – – 1,557 2022 Real Assets VICC¹⁰ 0.1% 11.8% 1.0x 1.2x 380 364 16 321 422 2021 Real Assets VFDL¹¹ NM NM 1.20x 1.20x 681 681 – 1,152 1,798 2022 Credit Vinci Credit Infra¹²

27 See notes and definitions at end of document Shareholder Dividends & Share Summary 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 ($ in thousands) 73,946 57,104 58,401 49,605 63,641 51,820 70,369 60,006 Adjusted Distributable Earnings (R$) xxx 9,872 10,331 9,801 12,829 10,647 14,290 11,994 Adjusted Distributable Earnings (US$)¹ xxx 0.19 0.19 0.18 0.24 0.2 0.26 0.22 Adjusted DE per Common Share (US$)² 0.15 0.16 0.17 0.17 0.2 0.17 0.2 0.16 Actual Dividend per Common Share⁴ 4Q'24 3Q'24 2Q'24 1Q'24 4Q'23 3Q'23 2Q'23 1Q'23 VINP Shares Shares Repurchased 607,643 374,834 220,135 533,981 93,249 705,518 558,349 367,036 # of Shares 10.28 10.40 10.82 10.64 10.50 10.14 8.76 9.43 Average Cost 6,246,577 3,898,817 2,382,251 5,681,558 979,137 7,150,845 4,889,370 3,461,391 Capital Utilized 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 49,580,116 38,404,375 38,779,209 38,778,597 39,312,578 39,405,827 39,730,720 40,247,461 Class A⁵ 64,046,355 52,870,614 53,245,448 53,244,836 53,778,817 53,872,066 54,196,959 54,713,700 Common Shares Vinci Compass generated R$1.15 or US$0.19¹ of Adjusted Distributable Earnings per common share for the 4Q’24. The company declared a quarterly dividend of US$ 0.15² per common share to record holders as of March 13, 2025; payable on March 27, 2025. In October 2024, we issued 11,783,384 shares for Compass Group following the closing of the combination. As of December 31, 2024, the remaining authorization for the share repurchase plan³ was US$8.5 million.

28 Reconciliations and Disclosures

29 Financials - Income Statement ∆ YoY (%) FY'24 FY'23 ∆ YoY (%) 4Q'24 3Q'24 4Q'23 (R$ thousands, unless mentioned) REVENUES 24% 487,532 393,367 70% 170,193 106,750 99,976 Net revenue from management fees 75% 37,188 21,254 324% 27,412 1,890 6,468 Net revenue from performance fees 125% 50,126 22,296 391% 36,867 1,890 7,510 Realized performance fees 1,142% (12,937) (1,042) 807% (9,454) – (1,042) Unrealized performance fees 71% 68,134 39,799 112% 40,328 5,966 18,998 Net revenue from advisory N/A 7,925 – N/A 7,925 – – Other revenues 32% 600,779 454,420 96% 245,858 114,606 125,442 Total net revenues from services rendered EXPENSES 10% (92,753) (84,000) 20% (31,397) (19,228) (26,143) Bonus related to management and advisory 44% (15,349) (10,640) 202% (10,930) (907) (3,614) Performance based compensation 50% (16,507) (11,009) 173% (10,855) (907) (3,983) Realized 214% 1,159 369 N/A (74) – 369 Unrealized 14% (108,102) (94,640) 42% (42,327) (20,135) (29,757) Total compensation and benefits 28% (38,026) (29,686) 100% (14,895) (8,238) (7,462) Segment personnel expenses 63% (32,868) (20,129) 135% (14,728) (6,110) (6,279) Other general and administrative expenses 831% (15,887) (1,706) 4,779% (14,393) (503) (295) Placement Fee Amortization and Rebates 50% (135,660) (90,625) 198% (64,006) (24,817) (21,499) Corporate center expenses 40% (330,542) (235,373) 130% (150,348) (59,803) (65,291) Total expenses 23% 270,237 219,047 59% 95,510 54,803 60,151 Operating profit OTHER ITEMS (42)% 15,053 26,018 (74)% 3,903 (6,609) 14,914 GP Investment income 32% 25,435 19,210 (8)% 4,111 4,539 4,451 Realized gain from GP investment income N/A (10,382) 6,808 N/A (208) (11,149) 10,463 Unrealized gain from GP investment income (42)% 49,269 84,345 (53)% 10,308 15,178 22,046 Financial income (42)% 49,269 84,345 (53)% 10,308 15,178 22,046 Realized gain from financial income N/A – – N/A – – – Unrealized gain from financial income (15)% (8,295) (9,809) (9)% (2,072) (1,931) (2,267) Leasing expenses 144% (81,381) (33,325) 346% (46,636) 1,496 (10,461) Other items¹ N/A (1,500) – N/A (1,500) – – Equity gain (loss) 50% (22,479) (14,967) 54% (6,524) (4,147) (4,249) Equity - based compensation N/A (2,392) – N/A (2,392) – – Management contract amortization² 2,840% (56,562) (1,924) 1,970% (39,827) (3,728) (1,924) Non - operational expenses³ N/A (108,287) 50,338 N/A (84,740) 259 18,059 Total Other Items (40)% 161,950 269,385 (86)% 10,770 55,062 78,210 Profit before income taxes (8)% (45,977) (49,926) (31)% (10,221) (13,693) (14,826) ( - ) Income taxes⁴ (47)% 115,973 219,459 (99)% 549 41,369 63,384 NET INCOME 3284% 55,199 1,631 2,264% 38,560 3,727 1,631 (+) Non - operational expenses (including Income Tax effect) 40% 14,712 10,476 364% 12,487 (5,444) 2,691 ( - ) Contingent consideration adjustment related to acquisitions⁵ (20)% 185,884 231,566 (24)% 51,596 39,652 67,706 ADJUSTE NET INCOME See notes and definitions at end of document

30 Financials - Non - GAAP Reconciliation FY'24 FY'23 4Q'24 3Q'24 4Q'23 (R$ thousands, unless mentioned) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT (50,126) (22,296) (36,867) (1,890) (7,510) ( - ) Net revenue from realized performance fees 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees 15,349 10,640 10,930 907 3,614 (+) Compensation allocated in relation to performance fees 248,397 208,433 79,028 53,819 57,297 FEE RELATED EARNINGS (FRE) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT (487,532) (393,367) (170,193) (106,750) (99,976) ( - ) Net revenue from management fees (68,134) (39,799) (40,328) (5,966) (18,998) ( - ) Net revenue from advisory (7,925) – (7,925) – – ( - ) Other revenues 92,753 84,000 31,397 19,228 26,143 (+) Bonus related to management and advisory 38,026 29,686 14,895 8,238 7,462 (+) Personnel expenses 32,868 20,129 14,728 6,110 6,279 (+) Other general and administrative expenses 15,887 1,706 14,393 503 295 (+) Placement Fee Amortization and Rebates 135,660 90,625 64,006 24,817 21,499 (+) Corporate center expenses 21,840 10,614 16,482 984 2,854 PERFORMANCE RELATED EARNINGS (PRE) 270,237 219,047 95,510 54,803 60,151 OPERATING PROFIT 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees (1,159) (369) 74 – (369) (+) Compensation allocated in relation to unrealized performance fees 25,435 19,210 4,111 4,539 4,451 (+) Realized gain from GP investment income 307,451 238,930 109,150 59,342 65,275 SEGMENT DISTRIBUTABLE EARNINGS 115,973 219,459 549 41,369 63,384 NET INCOME 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees (377) (120) 24 – (120) (+) Income tax from unrealized performance fees (1,159) (369) 74 – (369) (+) Compensation allocated in relation to unrealized performance fees 10,382 (6,808) 208 11,149 (10,463) ( - ) Unrealized gain from GP investment income (397) 175 127 180 119 (+) Income tax on unrealized gain from GP investment income 0 (0) – – (0) ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income 19,915 15,872 16,544 (8,248) 4,076 ( - ) Contingent consideration (earn - out) gain (loss)¹ (5,203) (5,396) (4,057) 2,804 (1,385) (+) Income tax on contingent consideration 11,064 7,310 5,028 2,272 1,858 (+) Depreciation and amortization 20,136 13,601 6,418 4,041 4,188 (+) Equity - based compensation (914) (561) (483) (190) (320) ( - ) Income Taxes on Equity - based compensation 1,500 – 1,500 – – (+) Equity gain (loss) 55,199 1,631 38,560 3,727 1,631 (+) Non - operational expenses including income tax related to realized expense² 239,056 245,836 73,946 57,104 63,641 ADJUSTED DISTRIBUTABLE EARNINGS 600,779 454,420 245,858 114,606 125,442 TOTAL NET REVENUE FROM SERVICES RENDERED (50,126) (22,296) (36,867) (1,890) (7,510) ( - ) Net revenue from realized performance fees 12,937 1,042 9,454 – 1,042 ( - ) Net revenue from unrealized performance fees 563,592 433,166 218,446 112,716 118,974 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

31 Balance Sheet 12/31/2024 9/30/2024 Assets Current assets 223,302 534,406 Cash and cash equivalents 99,156 24,336 Cash and bank deposits 120,492 112,011 Financial instruments at fair value through profit or loss 3,654 398,059 Financial instruments at amortized cost 1,531,036 1,367,066 Financial instruments at fair value through profit or loss 227,951 73,036 Trade receivables 1,758 2,808 Sub - leases receivable 22,137 5,207 Taxes recoverable 55,273 26,813 Other assets 2,061,457 2,009,336 Total current assets Non - current assets 140,824 74,216 Financial instruments at fair value through profit or loss 6,991 - Financial instruments at amortized cost 15,901 13,853 Trade receivables 4,081 - Sub - leases receivable 704 826 Taxes recoverable 31,346 18,535 Deferred taxes 49,468 27,608 Other receivables 249,315 135,038 55,081 - Investments accounted for using the equity method 59,132 10,944 Property and equipment 102,117 51,178 Right of use - Leases 1,057,949 251,170 Intangible assets 1,523,594 448,330 Total non - current assets 3,585,051 2,457,666 Total Assets 12/31/2024 09/30/2024 Liabilities and equity Current liabilities 11,527 1,265 Trade payables – 13,444 Deferred Revenue 33,303 23,010 Leases 38,667 7,818 Accounts payable 182,071 75,124 Labor and social security obligations 45,220 14,852 Loans and Financing 40,855 22,995 Taxes and contributions payable 351,643 158,508 Total current liabilities Non - current liabilities 86,152 35,778 Leases 8,992 6,646 Labor and social security obligations 816,322 634,809 Loans and Financing 5,086 4,269 Deferred taxes 374,813 309,171 Retirement plans liabilities 1,291,365 990,673 1,643,008 1,149,181 Total liabilities Equity 18 15 Share capital 2,097,712 1,405,559 Additional paid - in capital (259,773) (223,418) Treasury shares 30,682 78,066 Retained Earnings 73,769 47,958 Other reserves 1,942,408 1,308,180 (365) 305 Non - controlling interests in the equity of subsidiaries 1,942,043 1,308,485 Total equity 3,585,051 2,457,666 Total liabilities and equity

32 Notes to page 3 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it  s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory Notes to page 5 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters . (5) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (6) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year to date values are calculated as the sum of the last three quarters Notes to page 7 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . (4) Accrued performance fees for the VCP offshore are as of 3 Q’ 24 . This occurs due to the 60 days timeline of the quarterly markup to be disclosed by the fund’s administrator . Notes to page 9 (1) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Compass’ Liquid Funds, including funds from Equities, Global IP&S, Real Assets and Credit . (2) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes and Definitions

33 Notes to page 12 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of December 31 , 2024 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds from Vinci Monalisa FIM . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of December 31 , 2024 . For more detail, please see slide 35 and the Financial Statements filed within the SEC on February 26 , 2025 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . For more detail, see 4 Q’ 24 Financial Statements filed within the SEC on February 26 , 2025 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 (1) Third - Party Distribution stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (2) Upfront fees are non - recurring fees collected by some third - party distribution funds . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . (3) Other includes Pension Plans, Fund Services and Vinci Retirement Services . Notes to page 24 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes and Definitions (cont’d)

34 Notes to page 25 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Atlas strategy includes the funds Atlas FIC FIM, Atlas Institucional FIC FIM and Vinci Potenza . (3) Equilíbrio Strategy incudes the Global IP&S Family of pension plans . (4) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) IPCA is a broad consumer price index measured by the IBGE . (7) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 26 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 3 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund, with the exception of total commitments for VCP IV, which are presented as of 4 Q’ 24 . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 3 Q’ 24 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 4 Q’ 24 . (6) Track record for MAV strategy is presented as of 4 Q’ 24 . (7) Track record for Lacan strategy is presented as of 4 Q’ 24 . (8) Track record for FIP Infra is presented as of 3 Q’ 24 . (9) Track record for VIAS is presented as of 3 Q’ 24 . (10) Total commitments for VICC are presented as of 4 Q’ 24 . (11) Track record for VFDL is presented as of 4 Q’ 24 . (12) Track record for Vinci Credit Infra is presented as of 4 Q’ 24 . Notes to page 27 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.7751, as of February 26 , 2025 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Considers the FX exchange rate as of June 28 , 2024 for conversion of the second quarter 2024 Remaining Share Repurchase Plan, which was approved in BRL . The most recent plan was approved in USD (US $ 15 million) . (4) Actual dividends per common share are calculated considering the share count as of the applicable record date . (5) As of December 31 , 2024 , Public Float was comprised of 11 , 795 , 538 Class A common shares . Notes and Definitions (cont’d)

35 Notes to page 29 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to SPS acquisition and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fair value to be paid in 2027 . On December 31 , 2024 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . Notes to page 30 (1) Contingent consideration adjustment (after - tax) related to Vinci SPS’ acquisition, reflects the change in the earn out’s fair value to be paid in 2027 . On December 31 , 2024 , Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value . The variation was recognized as a loss in the financial result . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . Notes and Definitions (cont’d)

36 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments, plus (d) compensation allocated in relation to performance fees, plus (e) non - operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services . • “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share - based payments, plus (g) income taxes on share - based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks . We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit - sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . • “AUM” refers to assets under management . Our AUM equals the sum of : (1) the fair market value of all funds and management accounts managed by Vinci Compass, across Private Equity, Real Assets, Credit, Global IP&S and Equities ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . Notes and Definitions (cont’d)

37 • “Net revenue from Fund Management and Advisory” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks . We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

38 NEW YORK 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , New York, NY 10022 PERU 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro, Lima RIO DE JANEIRO 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 RECIFE 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 SÃO PAULO 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 - 14 o andar Jardim Paulistano01452 - 000 55 16 2101 4641 Ribeirão Preto Av. Presidente Vargas, 2.121 – Sala 106 Jardim América - 14020 - 260 ARGENTINA 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) Buenos Aires CHILE 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes, Santiago COLOMBIA 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal, Bogotá MEXICO 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1,Piso 21, 05120, México, D.F. MIAMI 786 755 4860 1441 Brickell Ave Suite 1430, Miami, FL 33131 URUGUAY 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 Montevideo 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 Montevideo.